Exhibit 2.1
Execution Version

ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated October 30, 2024 (the “Closing Date”), by and among FSE Diya, Inc., a Delaware corporation (“Buyer”), CVG FSE, LLC, a Delaware limited liability company (“Seller”), and Commercial Vehicle Group, Inc., a Delaware corporation (“Parent”). The parties hereto are referred to herein as the “Parties,” and each a “Party.”
RECITALS
A.    Seller is engaged in the business of manufacturing and selling control panels, electro-mechanical systems, chassis integration, and cable assemblies and providing related engineering services (the “Business”).
B.    Seller desires to sell, and Buyer desires to purchase, substantially all of Seller’s assets, for the consideration and on the terms set forth in this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and incorporating the above recitals with and into this Agreement, the Parties agree as follows (certain initially capitalized terms used herein are defined in Article 8):
Article 1
SALE OF ASSETS; ASSUMPTION OF LIABILITIES; PURCHASE PRICE
1.1Assets To Be Sold. Upon the terms and subject to the conditions of this Agreement, Seller agrees to sell, transfer, convey, assign and deliver, or cause to be sold, transferred, conveyed assigned and delivered, to Buyer at the Closing, free and clear of all Liens, all right, title and interest in and to all assets of Seller, other than the Excluded Assets (as defined below) (the “Assets”), including, without limitation, the following:
(a)all equipment, trade fixtures, furniture, leasehold, leasehold improvements, inventory and other tangible personal property used to operate the Business, including those set forth on Schedule 1.1(a);
(b)all intangible rights and property of Seller used to operate the Business, including those set forth on Schedule 1.1(b) (the “Intellectual Property Assets”);
(c)all licenses that are used to operate the Business and are transferrable, including those set forth on Schedule 1.1(c);
(d)all contracts of Seller, including those set forth on Schedule 1.1(d) (the “Assigned Contracts”);

(e)all of Seller’s rights, claims, credits, causes of action or rights of set-off against third parties related to the assets transferred hereunder, but excluding any Tax refunds or Tax credits attributable to the assets transferred hereunder for Taxable periods ending on or before the Closing;
(f)Seller’s corporate name, URLs and domain names (including https://www.fsellc.com) and social media profiles (including the LinkedIn profile https://www.linkedin.com/company/fsellc/);
(g)all accounts receivable existing as of immediately prior to the Closing;
(h)all computer hardware (including servers, laptops, desktops, monitors, and printers), mobile phones and data cards of Seller; and
(i)all goodwill associated with the foregoing.
1.2Excluded Assets. Notwithstanding anything to the contrary herein, Seller shall not contribute, convey, assign or transfer to Buyer, and Buyer shall not acquire or have any rights to acquire the following assets (collectively, the “Excluded Assets”):
(a)all bank accounts, deposits, cash, cash equivalents and marketable securities of Seller;
(b)any accounts receivable of the Seller that are payable by its Affiliates;
(c)all organizational documents, personnel records, Tax Returns, minute books, and other records having to do with the company organization of Seller;
(d)all insurance policies and all rights, benefits or recoveries under such insurance policies;
(e)all licenses that are used in the Business and are not transferrable;
(f)all employee benefit plans of Seller, including any and all Benefit Plans;
(g)all refunds, rebates and credits of Taxes, Tax losses, loss and credit carry forwards, and other Tax attributes of Seller;
(h)all past, present, and future claims, causes of action, rights, recoveries, refunds, counterclaims, rights to offset, rights under warranties, representations and guarantees, and other rights and claims of any kind, whether known or unknown, matured or unmatured, accrued or contingent, in each case, to the extent arising from or related to the Excluded Assets or Excluded Liabilities;
(i)all rights of Seller under this Agreement, any Transaction Document and any other agreement, certificate, instrument or other document executed and delivered by Seller or Buyer in connection with the Contemplated Transactions;

(j)all documents and correspondence to the extent related to the negotiation of this Agreement, any Transaction Document and the Contemplated Transactions; and
(k)the assets set forth on Schedule 1.2.
1.3Assumed Liabilities. On the Closing Date, Buyer shall assume only (a) the Liabilities of Seller under the Assigned Contracts that arise following the Closing, except to the extent such Liabilities arise out of a breach of any Assigned Contract occurring prior to the Closing), (b) Liabilities to the extent included in the Closing Net Working Capital as finally determined pursuant to Section 1.6, and (c) obligations to deliver products to customers to the extent the amount equal to the revenue received by Seller with respect to such obligation is included in Deferred Revenue as finally determined pursuant to Section 1.6, (collectively, the “Assumed Liabilities”);
1.4Retained Liabilities. All Liabilities of Seller other than the Assumed Liabilities shall be retained by Seller (the “Retained Liabilities”), including, without limitation: (a) all federal, state or local Taxes levied on Seller and all Taxes attributable to the Assets or the Business for Taxable periods (or portions thereof) ending on or prior to the Closing Date and (b) all Actions pending or threatened against Seller for periods prior to the Closing.
1.5Purchase Price; Payment of Purchase Price.
(a)The aggregate consideration for the Assets and assumption of Assumed Liabilities shall be (i) One Million Five Hundred Thousand Dollars ($1,500,000) (the “Base Purchase Price”), as adjusted pursuant to this Agreement, plus (ii) the Earnout Payments if and when payable (the “Purchase Price”).
(b)At the Closing, Buyer shall pay to Seller an aggregate amount equal to (i) Base Purchase Price, plus (ii) whether positive or negative, the Estimated Adjustment Amount, as set forth in the Estimated Closing Statement (the “Closing Consideration”), of which (x) Five Hundred Thousand Dollars ($500,000) will be payable by delivery of a promissory note made by Buyer to the Seller, substantially in the form of Exhibit A (the “Seller Note”) and (y) the remainder (if any) (the “Cash Consideration”) shall be payable in cash.
1.6Purchase Price Adjustment.
(a)Attached hereto as Exhibit B is (i) a balance sheet of Seller as of the Effective Time, prepared in accordance with GAAP, (ii) a written statement setting forth Seller’s good faith estimate of (the “Estimated Closing Statement”): (x) the Net Working Capital and each of the components thereof as of the Effective Time (such estimate, the “Estimated Net Working Capital”) and (y) the Deferred Revenue amount as of the Effective Time (the “Estimated Deferred Revenue”), and (iii) based on the foregoing, the Estimated Adjustment Amount and a calculation of the Closing Consideration.
(b)Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Closing Statement”), setting forth a balance sheet of Seller as of the Effective Time and its calculations of (i) the actual Net Working Capital and each of the components thereof as of the Effective Time (the “Closing Net Working Capital”) and (ii) the actual Deferred Revenue amount as of the Effective Time (the “Closing Deferred Revenue”) and based on the foregoing, the calculation of the Adjustment Amount.
(c)Within thirty (45) days following receipt by Seller of the Closing Statement, Seller shall deliver written notice to Buyer of any dispute (a “Dispute Notice”) it has with respect to the preparation or content of the Closing Statement setting forth in reasonable detail the basis for such objection and the amount(s) in dispute. If Seller does not deliver a Dispute Notice within such forty-five (45)-day period, such Closing Statement will be final, conclusive, non-appealable and binding on the Parties and the Purchase Price shall be adjusted pursuant to Section 1.6(e) below. In the event of a timely delivery of a Dispute Notice, Buyer and Seller shall use commercially reasonable efforts to resolve all disputes set forth in a Dispute Notice and all undisputed items in the Closing Statement shall be deemed final and binding on Buyer and Seller. If Buyer and Seller fail to resolve all such disputes within thirty (30) days after Seller delivers a Dispute Notice, then Buyer and Seller jointly shall submit such disputes to the Accounting Firm (as defined below). The “Accounting Firm” shall be Cherry Bekaert, LLP; provided, that if within ten (10) days after Seller delivers a Dispute Notice, Buyer and Seller are unable to agree on an Accounting Firm, then each Party shall select an independent accounting firm of national recognition and such firms together shall select the Accounting Firm to resolve any outstanding items in the Dispute Notice. As promptly as practicable thereafter, Buyer and Seller shall each prepare and submit a presentation to the Accounting Firm. As soon as practicable thereafter, Buyer and Seller shall cause the Accounting Firm to determine the amounts still in dispute based solely upon the presentations by Buyer and Seller, and not on the basis of an independent review, and in accordance with the terms and provisions set forth in this Agreement. The Accounting Firm shall not assign a value to any item greater than the greatest value for such item claimed by either Party or less than the smallest value for such item claimed by either Party in the Closing Statement and Dispute Notice. The fees and disbursements of the Accounting Firm shall be borne (i) by Buyer in the proportion that the aggregate dollar amount of the disputed items that are successfully disputed by Seller (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of all disputed items and (ii) by Seller in the proportion that the aggregate dollar amount of the disputed items that are unsuccessfully disputed by Seller (as finally determined by the Accounting Firm) bears to the aggregate dollar amount of all disputed items. Absent manifest error or fraud, all determinations made by the Accounting Firm will be final, conclusive and binding on the Parties, and shall be concurrently furnished in writing to Buyer and Seller as soon as practicable following such determination. The Closing Statement, as accepted by Seller, agreed to by Buyer and Seller, or as determined by the Accounting Firm, each, pursuant to this Section, shall be used to finally determine the Adjustment Amount (the “Finally Determined Adjustment Amount”).
(d)For purposes of complying with the terms set forth in this Section 1.6, each Party shall reasonably cooperate with and make available to the other party and its representatives, in a manner that does not unreasonably interfere with the business of any Party, upon reasonable advance notice, all information, books and records reasonably required for review of the Estimated Closing Statement or Closing Statement, as applicable. Notwithstanding anything to the contrary in this Agreement, neither Party shall be required to disclose any information to the other Party or its auditors or representatives if such disclosure would be reasonably likely to (i) jeopardize any attorney client privilege, work product doctrine or similar privilege, or (ii) contravene any Applicable Laws, fiduciary duty or confidentiality obligation of such Party.
(e)Within five (5) business days after the date on which the Finally Determined Adjustment Amount is determined pursuant to Section 1.6(c):
(i)if the Finally Determined Adjustment Amount is greater than the Estimated Adjustment Amount, then Buyer shall pay to Seller, by wire transfer of immediately available funds to an account designated by Seller, an amount equal to such difference; and
(ii)if the Estimated Adjustment Amount is greater than the Finally Determined Adjustment Amount, then Seller shall pay to Buyer, by wire transfer of immediately available funds to an account designated by Buyer, an amount equal to such difference (the “Buyer Excess Amount”). Buyer shall have the right, in its sole discretion, to set off any amounts owed to Seller under the Seller Note or any Earnout Payments owed to Seller to satisfy the Buyer Excess Amount.
(f)The Parties shall treat each payment made pursuant to Section 1.6 as an adjustment to the Purchase Price for Tax purposes, unless (i) a final “determination” (as that term is defined for purposes of Section 1313 of the Code or corresponding applicable state Law) with respect to any such payment causes such payment not to be treated as an adjustment to the Purchase Price for Tax purposes or (ii) as otherwise required by Applicable Law.
1.7Allocation. No later than ninety (90) days after the final determination of the Purchase Price and the Finally Determined Adjustment Amount pursuant to Section 1.6, Buyer shall deliver or cause to be delivered to Seller an allocation of the Purchase Price (and other amounts treated, for U.S. federal income Tax purposes and applicable state, local, and foreign Tax purposes, as consideration paid by Buyer to Seller pursuant to this Agreement, including the Assumed Liabilities to the extent properly taken into account for income Tax purposes) among the Assets (the “Purchase Price Allocation”). Such allocation shall be determined in a manner consistent with the methodology set forth on Schedule 1.7 hereto (the “Allocation Methodology”). Seller shall have thirty (30) days immediately following the receipt of the Purchase Price Allocation to object in writing to Buyer’s determination of the Purchase Price Allocation, specifying the basis for such objection and proposing an alternative allocation; provided, that any such objection may be based solely on a failure to prepare the Purchase Price Allocation in accordance with the Allocation Methodology or mathematical errors. If no such written objection is received within such thirty (30) day period, then the Purchase Price Allocation delivered by Buyer shall become final and binding on the parties (and their respective Affiliates). If Seller notifies Buyer of an objection to the Purchase Price Allocation by the end of the thirty (30) day period, the parties shall work together in good faith to resolve any such objection. If Buyer and Seller are unable to resolve any such objection within fifteen (15) days thereafter (“Dispute Resolution Period”), then the disputed items on the Purchase Price

Allocation (the “Disputed Items”) shall be submitted to the Accounting Firm within five (5) days after the end of the Dispute Resolution Period for resolution with the costs paid 50% by Seller and 50% by Buyer, and the Accounting Firm shall be instructed to deliver a finalized Purchase Price Allocation addressing the Disputed Items as soon as possible. The Accounting Firm will act as an expert (and not an arbitrator) for all purposes of this Agreement and shall have no authority to receive oral testimony, conduct a hearing or conduct any independent investigations. The Accounting Firm shall be bound in all respects and for all purposes by the definitions hereof and shall be limited to determining whether the Disputed Items were determined in accordance with the terms and conditions of this Agreement. The Accounting Firm is not to make any other determination, including with respect to (i) the accuracy of the representations and warranties of any party to this Agreement, or (ii) compliance with any party of its covenants herein. The Parties hereto agree to file all Tax Returns, including IRS Form 8594 and any reports required to be filed under Section 1060 of the Code, consistent with the Purchase Price Allocation as finally determined hereunder, and no Party hereto shall take any Tax position (whether in audits, Tax Returns, Tax proceedings, or otherwise) that is inconsistent with such allocation, unless required to do so by a “determination” within the meaning of Section 1313 of the Code. The Purchase Price Allocation shall be adjusted, as necessary, to reflect any subsequent adjustments to the Purchase Price pursuant to this Agreement.
1.8Proration. All Taxes, rent, insurance premiums, utility charges and other expenses of the Business not otherwise provided for in this Agreement shall be prorated based on the period ending on and including the Closing Date and the Purchase Price shall be adjusted if necessary to account therefor. The obligation to make apportionments shall survive the Closing.
1.9Earnout.
(a)In addition to the Closing Consideration, Seller shall be entitled to receive the amounts set forth in this Section (each, an “Earnout Payment” and together, the “Earnout Payments”), if any that become payable pursuant to the terms hereof. A sample calculation of the Earnout Payments is included on Schedule 1.9.
(b)If Buyer’s Adjusted EBITDA for the 2025 calendar year (the “First Earnout Period”) is greater than Four Million Dollars ($4,000,000), Buyer shall pay Seller an amount equal to Five Hundred Thousand Dollars ($500,000).
(c)If Buyer’s Adjusted EBITDA for the 2026 calendar year (the “Second Earnout Period” and together with the First Earnout Period, the “Earnout Periods” and each, an “Earnout Period”) is greater than Five Million Dollars ($5,000,000), Buyer shall pay Seller an amount equal to One Million Dollars ($1,000,000).
(d)The applicable Earnout Payment shall be made within ten (10) business days of the final determination of the Buyer’s Adjusted EBITDA for the applicable Earnout Period.

(e)No later than ninety (90) days after the end of each Earnout Period, Buyer shall deliver to Seller Buyer’s good faith calculations of the Buyer’s Adjusted EBITDA for the applicable Earnout Period. Buyer’s undisputed calculations of the Buyer’s Adjusted EBITDA for the appliable Earnout Period shall be final, conclusive and binding on Seller unless Seller provides a Dispute Notice to Buyer no later than thirty (30) calendar days after Buyer’s delivery of its calculations to Seller. The Dispute Notice shall set forth in reasonable detail the nature of any disagreement so asserted and the estimated dollar amount of the disputed sums. Buyer and Seller shall attempt to resolve the matters raised in a Dispute Notice in good faith. If any such matters remain unresolved by the date that is thirty (30) calendar days after the date on which the Dispute Notice was delivered to Buyer, Buyer and Seller shall jointly submit the disputed items to the Accounting Firm (appointed in accordance with Section 1.6(c) mutatis mutandis).
(f)During the Earnout Period, Buyer shall (i) use good faith efforts to operate the Business in a profitable manner and (ii) not take any actions, the intent or the primary effect of which is to avoid or reduce the maximum Earnout Payment payable hereunder.
(g)Notwithstanding anything to the contrary in this Agreement, the Earnout Payments shall become immediately and automatically due and payable to Seller upon the occurrence of any of the following events: (i) any bankruptcy, reorganization, assignment for the benefit of creditors, or other proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding initiated by or against Buyer; (ii) any sale of all or substantially all of the assets of Buyer; or (iii) any person or group of persons (excluding Woodson Entities and any other Affiliates of Buyer) directly or indirectly acquires more than 50% of the equity interests of Buyer, including by way of merger, consolidation or otherwise (but, in each case, for the avoidance of doubt, excluding internal reorganization transactions).
1.10Tax Withholding. Notwithstanding any other provision of this Agreement, Buyer shall be entitled to deduct and withhold from the cash otherwise deliverable under this Agreement, and from any other consideration otherwise paid or delivered in connection with the Contemplated Transactions, to any Person such amounts it is required to deduct and withhold with respect to any such deliveries and payments under the Code or any provision of state, local or foreign Applicable Law. Other than with respect to any compensatory payments or the failure to deliver an IRS Form W-9, Buyer (or any other applicable payor) shall provide a notice of any proposed deduction and withholding three (3) Business Days prior to making any deduction and withholding, and shall allow such Person to provide forms or other documentation to reduce or eliminate the amount of such withholding to the extent permitted by Applicable Law. To the extent that amounts are so withheld by Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made, and Buyer shall disburse such withheld amounts to the applicable governmental authority.
1.11Non-Assignable Contracts. If the assignment of any Contract or Permit otherwise included in the Assets requires the consent of a third party thereto which has not be obtained as of the Closing, and such failure would constitute a breach or other contravention thereof or would adversely affect the rights thereunder so that Buyer would not in fact receive all such rights, such Contract or Permit shall not be deemed included in the Assets. Seller shall take such commercially reasonable action, at Seller’s expense, as Buyer shall reasonably request to allow Buyer to obtain the benefits and assume the obligations under any such Contract or Permit, including subcontracting, sublicensing or subleasing to Buyer, or enforcing for the benefit of Buyer any and all rights of Seller against a third party thereto. Buyer shall assume Seller’s obligations under any such Contract or Permit to the extent they would be Assumed Liabilities if the assignment thereof had been made.
Article 2
CLOSING
2.1Closing. The closing of the purchase and sale provided for in this Agreement (the “Closing”) shall take place remotely by means of electronic transfer of documents and signatures and wire transfer of funds immediately upon execution of this Agreement by all of the parties hereto, or at such other place as may be mutually acceptable to Buyer and Seller. The Closing shall be deemed to be effective at 11:59 p.m. Eastern Time on the Closing Date (the “Effective Time”). All documents delivered and actions taken at the Closing shall be deemed to have been delivered or taken simultaneously, and no such delivery or action shall be considered effective or complete unless or until all other such deliveries or actions are completed or waived in writing by the party against whom such waiver is sought to be enforced.
2.2Closing Deliveries. In addition to any other documents to be delivered under other provisions of this Agreement, at the Closing:
(a)Seller shall deliver to Buyer:
(i)a bill of sale in the form attached hereto as Exhibit C (the “Bill of Sale”), duly executed by Seller;
(ii)an assignment and assumption agreement in the form attached hereto as Exhibit D (the “Assignment and Assumption Agreement”), duly executed by Seller;
(iii)evidence, in a form reasonably acceptable to Buyer, of the release of all Liens on the Assets;
(iv)a properly completed IRS Form W-9, duly executed by Seller;
(v)each consent identified in Schedule 2.2(a)(v), in a form reasonably acceptable to Buyer, which shall be in full force and effect;
(vi)true and complete copies of all resolutions adopted by the members and managers of Seller as necessary to authorize the execution, delivery and performance of this Agreement and the Transaction Documents, and the consummation of the transactions contemplated hereby or thereby, as applicable and specifying the names and signatures of Seller authorized to sign this Agreement and the Transaction Documents;

(vii)a counterpart to a transition services agreement, by and among Buyer, Seller and Parent (the “Transition Services Agreement”), in the form attached hereto as Exhibit E, duly executed by Seller and Parent;
(viii)an intellectual property assignment agreement in the form attached hereto as Exhibit F, duly executed by CVG Management Corporation (the “IP Assignment”);
(ix)the certificate of formation and all amendments thereto of Seller, duly certified as of a recent date by the Secretary of State of the State of Delaware;
(x)a good standing certificate of Seller as of a recent date from the Secretary of State of each state that Seller is organized or qualified to do business; and
(xi)a sublease agreement in the form attached hereto as Exhibit G (the “Sublease”), duly executed by Parent.
(b)Buyer shall deliver to Seller:
(i)The Cash Consideration in immediately available funds by wire transfer to an account specified by Seller in a writing delivered to Buyer at least two (2) business days prior to the Closing Date;
(ii)the Seller Note, duly executed by Buyer;
(iii)a counterpart of the Assignment and Assumption Agreement, duly executed by Buyer;
(iv)a counterpart to the Transition Services Agreement, duly executed by Buyer; and
(v)a counterpart to the IP Assignment, duly executed by DIYA STACC, LLC;
(vi)true and complete copies of all resolutions adopted by the board of directors of Buyer as necessary to authorize the execution, delivery and performance of this Agreement and the Transaction Documents, and the consummation of the transactions contemplated hereby or thereby, as applicable and specifying the names and signatures of Buyer authorized to sign this Agreement and the Transaction Documents; and
(vii)a counterpart to the Sublease, duly executed by Buyer.
Article 3
REPRESENTATIONS AND WARRANTIES OF SELLER
Except as set forth in the schedules attached hereto, Seller and Parent jointly and severally represent and warrant to Buyer that the statements contained in this Article 3 are correct and complete as of the date hereof:

3.1Organization and Good Standing. Seller and Parent are duly organized and are validly existing, under the Laws of the state of their organization, have all corporate or limited liability company power and authority (as applicable) to own or lease and operate their properties and assets and to carry on their business as presently conducted, and are duly qualified or licensed to do business and are in good standing in each jurisdiction where the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not reasonably be expected to have a material adverse effect on the Seller. Seller has delivered to Buyer complete and correct copies of all organizational documents of Seller and Parent, as amended to the date hereof, and such organizational documents are in full force and effect.
3.2Enforceability; Authority; No Conflict.
(a)Upon the execution and delivery by Seller and Parent of the applicable Transaction Documents, each Transaction Document (assuming the due execution and delivery of the Transaction Documents by Buyer) will constitute a legal, valid and binding obligation of Seller and/or Parent (as applicable), enforceable against them in accordance with the terms of such Transaction Document subject to bankruptcy, insolvency, reorganization, moratorium and similar laws of general application relating to or affecting creditors’ rights and to general equity principles. Seller and Parent have the power and authority to execute and deliver the Transaction Documents to which they are a party and to perform their obligations under such Transaction Documents, and such action has been duly and validly authorized by Seller and/or Parent, as applicable.
(b)Except as set forth in Schedule 3.2(b), neither the execution and delivery of the Transaction Documents nor the consummation or performance the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time): (i) violate any provision of the organizational documents of Seller and/or Parent, (ii) contravene, conflict with or result in a violation or breach of any of the terms or requirements of any material Permit that is needed in connection with the operation of the Assets, (iii) breach any provision of any Material Contract or (iv) result in the imposition or creation of any Lien upon or with respect to any of the Assets.
3.3Brokers or Finders. Except as set forth on Schedule 3.3, none of Seller, Parent nor any of their respective representatives have incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the sale of the Assets.
3.4Assets.
(a)Except as set forth on Schedule 3.4(a), Seller has good and marketable title, or a valid leasehold or licensee interest in the Assets, free and clear of restrictions on, or conditions to, sale, transfer or assignment, and free and clear of all Liens.

(b)Except for the Excluded Assets of the types identified in clauses (c), (d) and (e) in the definition thereof, the Intellectual Property Assets being assigned pursuant to the IP Assignment, the services provided pursuant to the Transition Services Agreement, and as set forth on Schedule 3.4(b), the Assets constitute all of the properties and assets necessary, and all such assets are sufficient, for Buyer to conduct the Business as currently conducted by Seller.
3.5Contracts. Seller has delivered to Buyer a true and correct copy of all Contracts to which Seller is a party, including all amendments, modifications, supplements, renewals, extensions and guarantees related thereto, that would reasonably be expected to result in payments to Seller, or payments by Seller, in excess of $20,000 annually (the “Material Contracts”). Each of the Material Contracts is in full force and effect, and is a valid and binding obligation of Seller and, to the Knowledge of Seller, the other parties thereto. Seller is not in material default of its obligations under any Material Contracts nor, to the Knowledge of Seller, is the other party to any Material Contract in material default of its obligations under such Material Contract. No party to an Material Contract has exercised any termination rights with respect thereto or has given written (or, to the Knowledge of Seller, oral) notice of any material dispute with respect thereto or that it intends to cancel, terminate, not renew, or materially modify the terms of, such Material Contract. To Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder.
3.6Compliance with Applicable Laws; Permits.
(a)(i) Seller is, and at all times during the past four (4) years has been, in compliance in all material respects with Applicable Law, and (ii) Seller has not received any written (or, to the Knowledge of Seller, oral) notice or communication with respect to the Business or the Assets from any governmental authority regarding any material violation of, or failure to comply with, any Applicable Law that remains unresolved.
(b)Schedule 3.6(b) contains a complete and accurate list of each material Permit held by Seller that is necessary for the operation of the Assets and to carry on the Business as currently conducted by Seller, and each such Permit is valid and in full force and effect. The Permits listed in Schedule 3.6(b) collectively constitute all of the material Permits necessary to permit Seller to lawfully conduct and operate the Assets and carry on the Business in the manner in which it is currently conducted.
3.7Legal Proceedings. Except as set forth on Schedule 3.7, there are no pending or, to the Knowledge of Seller, threatened Actions or Orders, against the Business, the Assets or the Assumed Liabilities, or that question the legality or propriety of the Contemplated Transactions or seek to prohibit consummation of the Contemplated Transactions.
3.8Real Property. Seller leases certain real property (the “Facility”) pursuant to that certain Lease Agreement between LIT Industrial Limited Partnership and First Source Electronics, LLC, dated October 15, 2015, as amended by the First Amendment to Lease

Agreement effective as of May 15, 2020 (the “Facility Lease”). The Facility constitutes all of the real property occupied or used by Seller in connection with the Business. The Facility is sufficient for the conduct of the Business as currently conducted by Seller. To the Knowledge of Seller, all buildings, structures and appurtenances comprising part of the Facility that are currently being used by Seller are structurally sound and in satisfactory condition and have been reasonably maintained, normal wear and tear excepted. Seller has not received any notice under the Facility Lease that any maintenance or repair obligation is currently outstanding under the Facility Lease or from any applicable governmental authority alleging any violation of any Laws with respect to the Facility. Seller does not own, directly or indirectly, and has never owned, any real property, nor does Seller hold title to any real property.
3.9Intellectual Property Assets.
(a)Seller has the valid right to use, or has exclusive ownership of, the Intellectual Property Assets, free and clear of all Liens and Third Party Claims to use such information. The Intellectual Property Assets compromise all intellectual property used in or necessary to the operation of the Business as currently conducted.
(b)The use of Intellectual Property Assets in the Business does not infringe the intellectual property rights of any Person under any Applicable Law, and during the past three (3) years, no claims have been made by any Person that Seller does not own or have the right to use any Intellectual Property Assets, or that the use of any Intellectual Property Assets by Seller in the conduct and operation of the Business infringes the intellectual property rights of any third party. Seller has not provided source code to or authorized the use of the Intellectual Property Assets to any third party. Seller is not in default and, to the Knowledge of Seller, no third party is in default under any material license, sublicense or agreement by which it holds, or has given to others the right to use, any Intellectual Property Assets. To the Knowledge of Seller, there is no, and, during the past three (3) years, there has not been any, infringement, violation or misappropriation by any Person of the Intellectual Property Assets or Seller’s rights therein or thereto.
(c)All former and current employees, consultants and contractors of Seller who were involved in the development or creation of any Intellectual Property Assets of Seller have executed written instruments with Seller that assign to Seller all right, title and interest in and to any and all (i) work product created by such employees, consultants and contractors and (ii) the Intellectual Property Assets of Seller.
(d)Seller has taken reasonable security measures to protect the confidentiality and value of all trade secrets owned or purported to be owned by the Seller or used or held for use by Seller in the Business.
(e)Seller uses commercially reasonable anti-virus software and the Seller Software does not contain any viruses, worms, time bombs, key-locks, or any other devices created that would disrupt or interfere with the operation of the Seller Software, or the integrity of the data, information or signals produced by the Seller Software.

(f)Seller has not (i) granted, directly or indirectly, any current or contingent rights, licenses or interests in or to any source code of any of the Seller Software, or (ii) provided or disclosed any source code of any Seller Software to any Person, including any escrow agent, and Seller is not otherwise required to do so.
(g)None of the Seller Software was developed with or contains, incorporates, links or calls to, is distributed with, or otherwise uses any Open Source Software in any manner that obligates Seller to (i) disclose or distribute any Seller Software in source code form, (ii) license Seller Software for the purpose of making derivative works, (iii) redistribute Seller Software at no charge, or (iv) otherwise give Seller Software away publicly or for free or in a manner that would result in the loss of any of Seller’s rights in or to such Seller Software or any component thereof to any third party.
(h)The Seller IT Systems have been maintained and are sufficient to operate the Business as currently conducted by Seller, and Seller owns or has valid and enforceable rights to use the Seller IT Systems. Seller has commercially reasonable backup and disaster recovery plans, procedures and facilities for the Business and has taken commercially reasonable steps to safeguard the Seller IT Systems. To the Knowledge of Seller, there have been no unauthorized intrusions or breaches of the security of the Seller IT Systems. There have not been any malfunctions with the Seller IT Systems that have not been remedied or replaced in all material respects, or any material unplanned downtime or material service interruption.
3.10Privacy. Seller and, to Seller’s Knowledge, each third party acting on behalf of Seller that has or has had access to Personal Data collected by or on behalf of Seller, in in compliance, and has complied during the past four (4) years, with all (a) Applicable Laws, statutes, directives, rules and regulations that relate to privacy, security, data use and collection, data protection and destruction, data breach notification or data transfer, and any and all related and applicable industry rules, requirements and guidelines, (b) contractual obligations (including those with identified customers), (c) internal and public-facing privacy, data handling and/or security policies of Seller, and (d) public statements that Seller has made in writing regarding its respective privacy, data handling and/or data security policies or practices relating to (A) the privacy of users of any web properties, products and/or services of Seller; and (B) the collection, processing, use, analysis, storage, retention, disclosure, transfer, security, dissemination, disposal, or any other processing of any Personal Data collected or used by Seller and/or by third parties having access to such information. Neither Seller, nor, to Seller’s Knowledge, any third party acting on its behalf, has transferred any Personal Data across any international borders.
3.11Taxes. In each case with respect to the Business and the Assets: (a) all Tax Returns required to have been filed have been timely filed (subject to any permitted extensions) and all Taxes (whether or not shown to be payable on such Tax Returns) have been timely paid; (b) there are no Liens for Taxes upon the Business or the Assets; (c) there are no pending or ongoing Tax audits or proceedings; (d) there is no waiver of any statute of limitations in respect of Taxes or any extension of time outside the ordinary course of business with respect to the assessment or collection of Taxes currently in force; (e) no claim has been made by a taxing authority in a jurisdiction where Seller does not file Tax Returns that Seller is or may be subject to tax in that jurisdiction; and (f) during the past six (6) years, Seller has complied in all respects with Applicable Law relating to the withholding of Taxes and the payment thereof.
3.12Employees. Schedule 3.12 contains a list of all employees of the Seller (the “Employees”) as of the date hereof and sets forth for each such individual the following as of the date hereof:  (i) name; (ii) title or position (including whether full or part time); (iii)  hire date; (iv) current annual base compensation rate; (v) commission, bonus or other incentive-based compensation; and (vi) indicating whether such individual is on long- or short-term disability. There are no employment agreements to which Seller is a party that cannot be terminated by Seller without any obligation to pay severance or provide advance notice. No Employee is entitled to compensation, severance, or other consideration as a result of the Contemplated Transactions.
3.13Financial Statements. Seller has provided to Buyer correct and complete copy of (a) the unaudited balance sheet of Seller as of December 31, 2023 and the related unaudited statements of income and cash flows for the fiscal year then ended and (b) the unaudited balance sheet of Seller as of September 30, 2024 (the “Most Recent Balance Sheet Date”) and the related unaudited statements of income and cash flows for the nine-month period then ended (collectively, the “Financial Statements”). The Financial Statements fairly present in all material respects the financial condition, results of operations, and changes in cash flow of Seller as at the respective dates of and for the periods referred to in the Financial Statements, all in accordance with GAAP.
3.14No Undisclosed Liabilities. Except for liabilities (a) specifically reflected or reserved for in any of the Financial Statements contemplated by Section 3.13 or (b) incurred in the ordinary course of business since the Most Recent Balance Sheet Date, there are no liabilities of Seller that would be required to be reflected on a balance sheet of Seller that is prepared in accordance with GAAP.
3.15Absence of Changes. Since the Most Recent Balance Sheet Date, Seller has conducted the Business in all material respects in the ordinary course of business consistent with past practice.
3.16Benefit Plans. Schedule 3.16 sets forth a complete and accurate list of all employee benefit plans, programs and arrangements, including all profit-sharing, employment, severance, change in control, long-term incentive, bonus, stock option, phantom stock, stock purchase, restricted stock, pension, retirement, deferred compensation, post-retirement medical or life insurance, welfare, incentive, sick leave or other leave of absence, short- or long-term disability, retention and salary continuation, plans, programs and arrangements, in any case, established, maintained, sponsored or contributed to by Seller for the benefit of any employees, or with respect to which Seller has any direct or indirect liability, including any contingent liability due to a relationship with an ERISA Affiliate, in each, case in effect on the date hereof (each a “Benefit Plan” and collectively, the “Benefit Plans”). Each Benefit Plan has been established, administered and maintained in accordance with its terms and in compliance in all material respects with all Applicable Laws, including ERISA and the Code. All contributions, reserves or premium payments (including all employer contributions and employee salary reduction contributions) that are due as of the date hereof have been made to or paid on behalf of each such benefit plan. No event has occurred and, to Seller’s Knowledge, no condition or circumstance exists with respect to any Benefit Plan that could subject Seller or the Assets to any Liability or Lien imposed under ERISA or the Code. Neither the execution and delivery of this Agreement nor the consummation of the Contemplated Transactions could (whether alone or in conjunction with another event, including a termination of employment), directly or indirectly, (a) result in any payment (whether in cash, property or the vesting of property) becoming due to any current or former employee, officer, director, or individual service provider, (b) increase, or accelerate the time of payment, funding or vesting of, any compensation or employee benefits, (c) result in an obligation to fund or otherwise set aside assets to secure to any extent any of the obligations under any Benefit Plan, or (d) result in a payment or benefit that could reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that would not be deductible by reason of Code Section 280G, or that could be subject to an excise Tax under Code Section 4999.
3.17Insurance. Seller and its property and assets are covered by insurance policies issued to Parent. All such insurance policies are in full force and effect in accordance with their terms and all premiums with respect thereto have been paid when due. No default exists with respect to the obligations of Seller under any such insurance policies. There are no claims by Seller pending under any such insurance policies where coverage has been denied or disputed by the underwriters of such insurance policies.
3.18Solvency. Assuming the truth and accuracy of the representations and warranties of Buyer set forth in Article 4, Seller is, and will be immediately after giving effect to the Contemplated Transactions, able to pay its debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Assuming the truth and accuracy of the representations and warranties of Buyer set forth in Article 4, Seller is, and will immediately after giving effect to the Contemplated Transactions hereby have, adequate capital to carry on its business, if any.
3.19Environmental Matters.
(a)Seller has not received any written (or, to Seller’s Knowledge, oral) notice, notification, demand, request for information, citation, summons or complaint regarding any actual or alleged violation of, or Liability (including any investigatory, corrective or remedial obligation) under Environmental Laws.
(b)Seller is, and at all times during the past four (4) years has been, in compliance in all material respects with all applicable Environmental Laws, which compliance has included obtaining and complying in all material respects with all Permits required pursuant to Environmental Laws for the occupation of the Facility and the then-current operation of the Business.

(c)Seller has not (i) treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released, or exposed any Person to, any Hazardous Substance, or (ii) owned or operated any property or facility (including the Facility) which is or has been contaminated by any Hazardous Substance by Seller (or, to the Knowledge of Seller, by any other Person), in each case so as to give rise to any current or future material Liabilities (including any investigatory, corrective or remedial obligations), pursuant to any Environmental Laws.
3.20Related Party Transactions. Except for this Agreement, no director, manager, officer, equityholder or, to the knowledge of Seller, employee of Seller, or any their respective Affiliates or family members is (a) a party to any Contract or other business arrangement with Seller (other than employment arrangements in the ordinary course of business), (b) owns any direct or indirect interest of any kind in, or controls or has controlled, or is a manager, officer, director, equityholder, member or partner of, or consultant to, or lender to or borrower from or has the right to participate in the profits of, any Person which is a competitor, supplier, vendor, customer, landlord, tenant, creditor or debtor of Seller or (c) owns or has any interest (other than an equityholder’s ownership interest in Seller) in any property (real or personal, tangible or intangible) that Seller uses in the conduct of its business.
3.21Customers and Suppliers. To Seller’s Knowledge, there are no bankruptcies filed by, on behalf of, or against any of the largest ten (10) customers or suppliers of Seller, as measured by the dollar amount recognized or paid by Seller (as applicable) during the trailing twelve (12) months prior to September 30, 2024. To Seller’s Knowledge, no such customer or supplier intends to cancel or adversely change the terms of any Material Contract with Seller, or its use or provision of goods or services of Seller to the material detriment thereof in the future.
3.22Anti-Corruption Maters. Neither Seller nor any equityholder, manager, director, officer, employee, nor, to Seller’s Knowledge, any agent, consultant or other representative of Seller, nor any Person associated with or acting for or on behalf of Seller or under Seller’s control or direction, has directly or indirectly, offered, paid, promised to pay, authorized payment of or acted in furtherance of, any unlawful contribution, gift, bribe, rebate, payoff, influence payment, exchange of money or kickback or any other form of unlawful payment, to any Person (including governmental authority and foreign business representative) (a) to obtain favorable treatment for Seller or its business or to secure Contracts, (b) to pay for favorable treatment for Seller or the Business or for Contracts secured, (b) to obtain or retain business or to obtain special concessions or any improper business advantage for Seller or the Business or for special concessions or improper business advantages already obtained.
3.23Export Control Matters. Seller has been in compliance in all material respects with all Applicable Laws relating to U.S. export control and trade embargo statutes, regulations, orders, guidelines and policies of the United States Government and each applicable governmental authority of any country in which Seller conducts business, including, but not limited to the International Traffic In Arms Regulations (22 C.F.R. Parts 120-130 (2011)) of the U.S. Department of State (“ITAR”); the Export Administration Regulations (“EAR”) (15 C.F.R. Parts 730-774 (2011)) of the U.S. Department of Commerce; the U.S. antiboycott regulations and guidelines, including those under EAR and U.S. Department of the Treasury regulations; the various economic sanctions regulations and guidelines of the U.S. Department of the Treasury, Office of Foreign Assets Control, and the USA Patriot Act (Title III of Pub. L. 107-56, signed into law October 26, 2001), as amended; and restrictions against dealings with certain prohibited, debarred, denied or specially designated entities or individuals under statutes, regulations, and orders of various agencies of the federal government of the United States.
3.24Government Contracts.
(a)Schedule 3.24(a)(i) lists each Government Contract to which Seller is a party for which the period of performance has not yet expired or been terminated (“Current Government Contracts”). Schedule 3.24 (a)(ii) lists each Government Contract that has expired or been terminated, but for which final payment has not been received (“Open Government Contracts”). Schedule 3.24(a)(iii) lists each Government Bid that has not expired or been rejected (“Active Government Bids”). Seller has made available to Buyer complete and correct copies of each Current Government Contract, Open Government Contract, and Active Government Bid. Each Current Government Contract is in full force and effect and constitutes a legal, valid, and binding agreement of Seller and, to the Knowledge of Seller, the other parties thereto and is enforceable against such other parties in accordance with its terms. Seller has not received notice that any Current Government Contract or Active Government Bid is the subject of any bid or award protest proceedings, or that any governmental authority, prime contractor, or higher-tier subcontractor intends to make a material modification to any Current Government Contract or to refrain from exercising any options thereunder. Seller is not in material default of its obligations under any Current Government Contract or Open Government Contract,
(b)Schedule 3.24(b) lists each final written audit report received by Seller during the past four (4) years issued by any governmental authority with respect to any Government Contract, Government Bid, or any direct or indirect cost or other accounting practice of Seller. Seller has made available to Buyer a complete copy of each such report.
(c)With respect to each Government Contract and each Government Bid, at all times within the past four (4) years:
(i)Seller has complied in all material respects with all Laws applicable to each Government Contract and each Government Bid, including Title 13 of the Code of Federal Regulations, Title 48 of the Code of Federal Regulations (the “FAR”), and Titles 10, 18, and 41 of the United States Code. Seller has complied in all material respects with all contractual obligations applicable to each Government Contract. All facts set forth in or acknowledged by any representations, certifications, or disclosure statements made or submitted by or on behalf of Seller in connection with each Government Contract and each Government Bid (including any representations and certifications made by Seller in the System for Award Management) were current, accurate, and complete in all material respects as of their effective dates, and Seller has complied in all material respects with all applicable representations, certifications, and disclosure requirements under each Government Contract and each

Government Bid, including any requirement to correct or update such representations, certifications, and disclosures.
(ii)All invoices and claims for payment, reimbursement, or adjustment under each Government Contract, including requests for progress payments and provisional payments, submitted by or on behalf of Seller were current, accurate, and complete in all material respects as of their submission dates. All certified cost or pricing data submitted by or on behalf of Seller in connection with each Government Contract were current, accurate, and complete in all material respects as of the certification date. All costs, fees, profit, and other charges and expenses of any nature that have been charged or invoiced under each Government Contract were properly chargeable or invoiced to such Government Contract, were charged or invoiced in amounts consistent with all contract requirements and Applicable Law (including all requirements relating to allowability, allocability, allocation, and reasonableness), and were charged or invoiced for supplies delivered and services performed in accordance with all contract requirements and Applicable Law. There are no pending questioned or disallowed costs, notices of intent to disallow any costs, or withholdings or setoffs of any payments under any Government Contract.
(iii)Seller has not received, nor, to Seller’s Knowledge, is there threatened, any written, or to Seller’s Knowledge oral, cure notice, show cause notice, stop work order, default notice, termination notice (whether for convenience or cause), or any other written notice alleging that Seller or any of its officers, directors, or employees defaulted upon, breached, violated, or otherwise failed to comply with any Law, representation, certification, disclosure obligation, contract term, condition, clause, provision, specification, or statement of work set forth in any Government Contract. There have not been, nor, to Seller’s Knowledge, are there threatened, in connection with any Government Contract, any claims, disputes, or requests for equitable adjustment by or against Seller, on the one hand, and a governmental authority, prime contractor, subcontractor, or vendor, on the other hand, that have not been resolved. No governmental authority has assigned Seller a rating below “Satisfactory” in connection with any contractor performance assessment report or similar evaluation of past performance.
(iv)Seller has not entered into any Government Contract, and there are no Active Government Bids, that have: (A) included any organizational conflict of interest mitigation plan or preclusion on future work; (B) involved the creation, development, conception, or reduction to practice of any material intellectual property; (C) required any type of national security clearance; or (D) included any “most favored customer” or other similar clause.
(v)Neither Seller nor any of its Principals (as defined in FAR 2.101) has been debarred, suspended, deemed non-responsible, or otherwise excluded from participation in the award of any Government Contract or for any reason listed on the List of Parties Excluded from Federal Procurement and Nonprocurement Programs, nor is there any pending debarment, suspension, or exclusion proceeding that has been initiated against Seller or any of its Principals (as defined in FAR 2.101). Seller has not received any written, or to Seller’s Knowledge oral, notice of any negative determinations of responsibility, as contemplated in Part 9 of the FAR, and, to Seller’s Knowledge, no such negative determinations of responsibility have been issued, against Seller.
3.25No Other Representations or Warranties. The representations and warranties of the Seller and Parent contained in this Article 3 (including the related portions of the schedules) and in any Transaction Document executed by Seller or Parent constitute the sole and exclusive representations and warranties of the Seller and Parent to Buyer in connection with this Agreement and the Contemplated Transactions. SELLER AND PARENT DISCLAIM ALL REPRESENTATIONS AND WARRANTIES OTHER THAN THOSE EXPRESSLY CONTAINED IN THIS ARTICLE 3 OF THIS AGREEMENT AND IN ANY TRANSACTION DOCUMENT EXECUTED BY SELLER OR PARENT AS TO SELLER, PARENT, THE BUSINESS, AND THE ASSETS, LIABILITIES, CONDITIONS (FINANCIAL OR OTHERWISE), RESULTS OF OPERATION, AND PROSPECTS OF THE BUSINESS, EITHER EXPRESS OR IMPLIED, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE, INCLUDING ANY REPRESENTATION OR WARRANTY AS TO THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING SELLER, PARENT, OR THE BUSINESS FURNISHED OR MADE AVAILABLE TO BUYER AND THEIR REPRESENTATIVES OR AS TO THE FUTURE REVENUE, PROFITABILITY, OR SUCCESS OF THE BUSINESS, OR ANY REPRESENTATION OR WARRANTY ARISING FROM STATUTE OR OTHERWISE IN LAW. NOTWITHSTANDING THE FOREGOING, NOTHING HEREIN SHALL LIMIT OR OTHERWISE AFFECT, OR BE CONSTRUED TO LIMIT OR OTHERWISE AFFECT BUYER’S OR ANY OTHER BUYER INDEMNITEE’S RIGHTS IN THE CASE OF FRAUD.
Article 4
REPRESENTATIONS AND WARRANTIES OF BUYER
Buyer represents and warrants to Seller that the statements contained in this Article 4 are correct and complete as of the date hereof.
4.1Organization and Good Standing. Buyer is duly organized and is validly existing under the Laws of the State of Delaware, has all corporate power and authority to own or lease and operate its properties and assets and to carry on its business as presently conducted, and is duly qualified or licensed to do business and is in good standing in each jurisdiction where the conduct of its business requires such qualification or license.
4.2Authority; No Conflict.
(a)Upon the execution and delivery by Buyer of the Transaction Documents, each of the Transaction Documents (assuming the due execution and delivery of the Transaction Documents by Seller and Parent (if applicable)) will constitute the legal, valid and binding obligation of Buyer, enforceable against Buyer in accordance with its respective terms. Buyer has the power and authority to execute and deliver this Agreement and the Transaction

Documents and to perform its obligations under the Transaction Documents, and such action has been duly and validly authorized by Buyer.
(b)Neither the execution and delivery of the Transaction Documents nor the consummation or performance of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time) (i) violate any Applicable Law or any provision of the organizational documents of Buyer, or (ii) require the consent, waiver, approval, order or authorization of, or filing with, any governmental authority by or on behalf of Buyer.
4.3Solvency. Assuming the truth and accuracy of the representations and warranties of Seller and Parent set forth in Article 3, immediately after giving effect to the Contemplated Transactions, Buyer will be able to pay its debts as they become due and will own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities). Assuming the truth and accuracy of the representations and warranties of Seller and Parent set forth in Article 3, immediately after giving effect to the Contemplated Transactions, Buyer will have adequate capital to carry on its business. No transfer of property is being made and no obligations are being incurred in connection with the Contemplated Transactions with the intent to hinder, delay or defraud either present or future creditors of Buyer.
4.4Brokers or Finders. Neither Buyer nor any of its representatives has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payment in connection with the purchase of the Assets.
4.5Legal Proceedings. There are no pending or, to the knowledge of Buyer, threatened Actions or Orders, against or affecting, directly or indirectly, Buyer or any of its affiliates, that questions the legality or propriety of the Contemplated Transactions or seeks to prohibit consummation of the Contemplated Transactions.
4.6Non-Reliance. Buyer has not relied on any representations or warranties, express or implied, regarding the subject matter of this Agreement except for the express representations and warranties of the Seller and Parent set forth in Article 3 of this Agreement (including the related portions of the schedules) and in Transaction Document executed by Seller or Parent, and neither Seller, Parent, nor any other Person has made any representation or warranty as to the Seller, Parent, the Business, the Assets, or this Agreement, except as expressly set forth in Article 3 of this Agreement (including the related portions of the schedules) and in the Transaction Documents executed by Seller or Parent. Notwithstanding the foregoing, nothing herein shall limit or otherwise affect, or be construed to limit or otherwise affect buyer’s or any other buyer indemnitee’s rights in the case of Fraud.
Article 5
COVENANTS
5.1Taxes. Notwithstanding anything to the contrary herein, Seller shall bear all Taxes arising out of the transfer of the Assets to Buyer pursuant to this Agreement. Buyer shall not be responsible for any sales, use, business, occupation, withholding or similar or any Taxes of any kind related to the Assets or the Business for any period (or portion thereof) ending prior to the Closing Date. For purposes of this Agreement (including Section 1.7 hereof), all real property Taxes, personal property Taxes, and similar ad valorem obligations levied with respect to the Assets for a Taxable period that includes (but does not end on) the Closing Date (collectively, the “Apportioned Obligations”) shall be apportioned between Seller and Buyer as of the Closing Date based on the number of days of such Taxable period ending on and including the Closing Date (“Pre-Closing Apportioned Period”) and the number of days of such Taxable period beginning the day after the Closing Date through the end of such Taxable period (the “Post-Closing Apportioned Period”). Seller shall be liable for the proportionate amount of Apportioned Obligations that is attributable to the Pre-Closing Apportioned Period. Buyer shall be liable for proportionate amount of the Apportioned Obligations that is attributable to the Post-Closing Apportioned Period. Taxes other than the Apportioned Obligations and measured by income or receipts shall be apportioned between the Buyer and the Seller based on a closing of the books as of the Closing Date. In connection with any Tax matters relating to the Business or Assets, Seller and Buyer shall provide each other with such cooperation and information as either of them reasonably may request of the other (and each party shall cause its Affiliates to provide such cooperation and information) in filing any Tax Return, determining a liability for Taxes or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with related work papers and documents relating to rulings or other determinations by Taxing authorities.
5.2Further Assurances. Each Party agrees to cooperate and to execute and deliver to the other Party such further instruments, and to take such further actions, at the requesting Party’s expense, as may be reasonably requested by the other Party to evidence and reflect the Contemplated Transactions.
5.3Confidentiality. Each of Seller and Parent (collectively, the “Restricted Parties”) covenants and agrees with Buyer that, from and at all times after the Closing, all confidential and/or proprietary information relating to the Assets, the Assumed Liabilities, the Business or this Agreement, including any trade secrets, will be held in strict confidence by the Restricted Parties and their Affiliates and will not be disclosed or used by the Restricted Parties or their Affiliates, except to the extent such information: (a) is disclosed with Buyer’s prior written consent; (b) is required to be disclosed by Applicable Law or becomes publicly available (other than as a result of a breach hereof by a Restricted Party); provided, that, with respect to such compelled disclosure (i) Seller promptly provides, to the extent it may legally do so, written notice to Buyer of such order or law so that Buyer has the opportunity to respond thereto and resist such disclosure or obtain a protective order, confidential treatment or other similar protection and (ii) the Restricted parties and their Affiliates shall, at Buyer’s expense, reasonably cooperate with Buyer’s efforts to resist such disclosure and obtain a protective order, confidential treatment or other similar protection. If Buyer elects not to seek, or is unsuccessful in obtaining, any such protective order, confidential treatment or other similar protection in connection with any requirement that Restricted Parties or such applicable Affiliate disclose such information, then such party may disclose such information to the extent legally required; provided, that the disclosing party shall use reasonable efforts to ensure that such information is treated confidentially by each Person to whom it is disclosed. The Confidentiality Agreement is hereby terminated and of no further force or effect.
5.4Non-Disparagement. From the date hereof and for five (5) years thereafter, the Restricted Parties, on the one hand, and Buyer, on the other hand, agree that they and their representatives shall not intentionally disparage or make any statement with the intent to adversely affect the reputation of the other or its Affiliates. Nothing in this Section 5.4 shall be construed to limit rights of a Restricted Party to make true and accurate statements or communications in connection with any disclosure reasonably required pursuant to Applicable Law or in any action before a governmental authority.
5.5Non-Competition. As further consideration for the purchase of the Assets and the transactions contemplated hereby, the Restricted Parties agree as follows:
(a)During the period beginning on the Closing and ending the third (3rd) anniversary of the Closing (the “Non-Competition Period”), the Restricted Parties shall not, and shall cause each of their direct and indirect subsidiaries not to, directly or indirectly, in the United States (the “Restricted Territory”) (i) acquire, own, manage, operate, join, control, participate in the ownership, management, operation or control of or engage in, consult with or perform services for, lend money or capital to, invest capital in, including as a partner or through stock ownership in, any business or Person that engages in the business of designing, manufacturing, marketing and/or selling electro-mechanical assemblies, control panels, cable assemblies (which, for the avoidance of doubt, shall not include wire harness assemblies) and/or electronic modules used in (A) warehouse package handling, (B) rail, (C) defense communication, (D) telecommunications and/or (E) data center applications. (a “Competing Business”), or (ii) become employed by or render services to any Person in a Competing Business; provided, however, that the Restricted Parties and their direct and indirect subsidiaries shall not be prohibited from: (A) owning up to five percent (5%) of the outstanding stock of a corporation that is publicly traded on a national securities exchange or in the over-the-counter market so long as the Restricted Parties or such subsidiary, as applicable, has no active participation in connection with a Competing Business of such corporation or (B) rendering services to or becoming engaged or employed by any business entity that engages in multiple lines of business including a Competing Business so long as the Restricted Parties or such subsidiary do not provide any services to any division thereof engaged in a Competing Business.
(b)During the Non-Competition Period, the Restricted Parties shall not, and shall cause each of their direct and indirect subsidiaries not to, directly or indirectly, solicit, offer employment to or hire (to the extent such restriction on hiring is permitted under Applicable Law) any Transferred Employee or otherwise induce or attempt to induce (whether for their own account or for the account of any other Person) any Transferred Employee to leave the employ of Buyer; provided, however, that nothing in this Section 5.5(b) shall (i) prohibit any such party from using general solicitations not targeted at the Transferred Employees or (ii) employing any Transferred Employee who responds to such solicitation or who was terminated at least six (6)

months prior to commencement of employment discussions between the Restricted Party and such Transferred Employee.
(c)During the Non-Competition Period, the Restricted Parties shall not, and shall cause each of their direct and indirect subsidiaries not to, directly or indirectly, solicit any customer of Buyer in respect of the Competing Business conducted in the Restricted Territory.
(d)To the fullest extent permitted by Law, in the event of a breach by a Restricted Party or any of their direct and indirect subsidiaries thereof of any covenant set forth in this Section 5.5 as finally determined by a court or arbiter of applicable jurisdiction, the Non-Competition Period will be extended by the period of the duration that such court or arbiter determines that a Restricted Party or their direct or indirect subsidiaries was in breach thereof.
(e)The obligations contained in this Section 5.5 shall be construed as a series of separate covenants, one for each country, province, state, city or other political subdivision of the Restricted Territory. If any of such separate covenants (or any part thereof) is deemed invalid or unenforceable, Buyer and the Restricted Parties agree that such invalid or unenforceable covenant (or such part) shall be eliminated from this Agreement to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced. If any of the provisions of this Section 5.5 are deemed to exceed the time, geographic or scope limitations permitted by Applicable Law, Buyer and the Restricted Parties agree that such provisions shall be reformed to the maximum time, geographic or scope limitations, as the case may be, permitted by Applicable Law.
5.6Name Change. Following the Closing the Seller shall not use the name “FSE,” “First Source Electronic” or any words confusingly similar thereto for commercial purposes.
5.7Delivery of Mail. Following the Closing, Seller will promptly deliver to Buyer any mail received by it or its Affiliates with respect to the Business, the Assets or the Assumed Liabilities.
5.8Employees.
(a)Pursuant to the terms and subject to the conditions set forth in the Transition Services Agreement, Seller shall provide the services of the Employees to Buyer through December 31, 2024 or for such other period(s) set forth therein in order to allow for Buyer to conduct the Business (the “Employee Leasing Arrangement”). Prior to the Closing, (i) the Parties have agreed on the Employees that will provide services to Buyer under the Employee Leasing Arrangement, who has been identified by name and position as listed on Schedule 5.8 (each a “Business Employee” and collectively, the “Business Employees”), and (ii) Seller shall take commercially reasonable efforts to provide to each of Business Employees documentation as Buyer may reasonably request for the purpose of (A) determining whether such Business Employee meets the conditions of Buyer’s standard offer letter, and (B) securing such Business Employee’s written consent to the transfer of such Business Employee’s records to Buyer if such person becomes a Transferred Employee (as defined below), in each case subject to Applicable

Law regarding disclosure of employment-related and protected class information. Buyer shall, at its sole discretion, offer employment, on an “at will” basis, to any or substantially all of the Business Employees effective immediately following the expiration of the Employee Leasing Arrangement with employment terms and conditions as to each Business Employee (i) that is reasonably comparable to the nature and scope of duties of such Business Employee’s position as an Employee of Seller immediately prior to the Closing, and (ii) at a level of wages and other cash compensation that is reasonably comparable to such Business Employee’s wages and other cash compensation provided by Seller immediately prior to Closing (any such Business Employee who accepts Buyer’s offer of employment and commences employment with Buyer shall be deemed, as of the commencement of employment with Buyer, a “Transferred Employee”). The date of commencement of employment with Buyer for any such Transferred Employee shall be referred to herein as the “Transfer Date.” Unless otherwise prohibited by Law, Seller shall terminate the employment of all Transferred Employees on the Transfer Date. From the Closing until the Transfer Date, Seller shall not alter any compensation or benefits payable to any Business Employees or terminate any Business Employees other than for cause, without providing reasonable advance notice to Buyer and affording the Buyer a reasonable opportunity to discuss the situation with Seller and consent to any action with respect to the Business Employee that would increase the costs to Buyer under the Transition Services Agreement, such consent not to be unreasonably withheld. On the Transfer Date, Seller shall pay to each Transferred Employee all accrued but unpaid bonuses for the current year; provided that, the “Executive Bonuses” identified in item #34 of Schedule 3.16 with respect to fiscal year 2024, if earned based on achievement of the applicable performance metric in place as of the Closing Date, will be paid to the applicable employees no later than March 15, 2025 (in each case, regardless of the fact that such individuals are no longer employees of Seller or CVG Management Corporation at the time of payment).
(b)Buyer shall be responsible for any severance-related costs associated with the termination of any Business Employee that does not become a Transferred Employee because Buyer does not make an offer of employment to such Business Employee pursuant to Section 5.8(a); provided that (i) the foregoing will be limited solely to severance that such Business Employee is entitled under Contract, under Applicable Law or consistent with Seller’s historical practice (which, for the avoidance of doubt, provides for severance payment equal to a maximum of two weeks per year of completed service) (the “Severance Costs”) and (ii) Buyer shall not be responsible for any severance-related costs associated with the termination of any “Excluded Employee” as identified on Schedule 5.8. For the avoidance of doubt, Buyer shall not be responsible for any change of control bonus or transaction bonus resulting in part or in whole from the Contemplated Transaction. No later than November 30, 2024, Buyer shall provide Seller with a list of all Business Employees for which it will not offer employment effective as of January 1, 2025 (the “Terminated Employees”). No later than December 15, 2024, Seller shall provide Buyer with a calculation of the aggregate Severance Costs for the Terminated Employees, together with such other supporting documents and information as Buyer reasonably requests for the purpose of verifying such calculation. To the extent Buyer disputes such calculation in good faith, Buyer and Seller shall work in good faith to resolve such dispute for a period of 10 days before either Party files an Action in connection with such dispute. Except to the extent they are being disputed in good faith, Buyer shall pay the amount of such Severance Costs to Seller no later than December 31, 2024 and Seller shall use such amount to pay the Severance Costs for the Terminated Employees.
(c)Buyer shall offer each Transferred Employee the opportunity to participate in each of its benefit plans (“Buyer Benefit Plans”) as soon as administratively feasible after the Transfer Date. Buyer shall give credit to any Transferred Employee for purposes of benefit plan vesting with respect to their prior service with Seller, provided that such service was credited for vesting purposes under an analogous Benefit Plan in which such Transferred Employee participated prior to the Closing and to the extent that it would not result in a duplication of benefits for the same period of service. For purposes of each Buyer Benefit Plan providing medical, dental, prescription drug and/or vision benefits to any Transferred Employee, Buyer shall use commercially reasonable efforts to cause all pre-existing condition exclusions, actively-at-work requirements and waiting periods of such Buyer Benefit Plan to be waived for such Transferred Employee and his or her covered dependents, to the extent any such exclusions or requirements were waived or were inapplicable under the analogous Benefit Plan immediately prior to the Transfer Date and to the extent permitted under the terms of such Buyer Benefit Plans. After the Transfer Date, Buyer shall use commercially reasonable efforts to cause any 401(k) retirement plan maintained by Buyer to accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31)(D) of the Code) for Transferred Employees from the 401(k) retirement plan maintained by Seller or its ERISA Affiliate, including in-kind rollovers of outstanding 401(k) plan loan amounts to the extent permitted under the terms of Buyer’s 401(k) retirement plan.
(d)Nothing in this Section 5.8 (whether express or implied) shall create or confer any rights, remedies or claims upon any current or former employee or individual service provider of Seller, Buyer or their respective Affiliates or any right of employment, engagement or service or continued employment or service, or any particular term or condition of employment, engagement or service for any Employee or any other Person, or confer any rights or benefits (including any third-party beneficiary rights) on any Person other than the Parties to this Agreement.
5.9Access to Records. For a period of seven (7) years following the Closing, upon reasonable notice and subject to Applicable Law relating to the exchange of information, Seller shall afford Buyer reasonable access during normal business hours to all of its properties, books, contracts, commitments, records and representatives related to the Business, the Assets or the Assumed Liabilities for any reasonable business purpose (including to prepare financial statements or tax returns or deal with tax audits), but excluding any such books or records that are protected from disclosure by the attorney-client privilege (provided that Seller will use commercially reasonable efforts to provide such information in a manner, if any, that protects the applicable attorney-client privilege, as applicable). For a period of seven (7) years following the Closing, upon reasonable notice and subject to Applicable Law relating to the exchange of information, Buyer shall afford Seller reasonable access during normal business hours to all of its properties, books, contracts, commitments, records existing as of the Closing Date and representatives to the extent relating to the operation of the Business prior to the Closing Date, for any reasonable business purpose (including to prepare financial statements or tax returns or deal with tax audits), but excluding any such books or records that are protected from disclosure by the attorney-client privilege (provided that Buyer will use commercially reasonable efforts to provide such information in a manner, if any, that protects the applicable attorney-client privilege, as applicable). The Party accessing information of the other Party shall, and shall cause its representatives to, use reasonable efforts to prevent such access and inspection from unduly interfering with the business operations of the other Party.
5.10Receivables; Wrong Pockets. From and after the Closing, if Seller or any of its Affiliates receives or collects any funds constituting or being paid in respect of any Asset, Seller or its Affiliate shall remit such funds to Buyer within five (5) business days after its receipt thereof. From and after the Closing, if Buyer or any of its Affiliates receives or collects any funds constituting or being paid in respect of any Excluded Asset or Retained Liabilities, Buyer or its Affiliate shall remit any such funds to Seller within five (5) business days after its receipt thereof. Prior to any such transfer, such transferor will (and will be deemed to) hold such funds in trust for such transferee effective as of Closing.
5.11Seraph Consulting Lien. Parent and Seller jointly and severally represent and warrant to Buyer that neither Seraph Consulting, Inc. (“Seraph Consulting”) nor any person or entity acting on its behalf has a Lien on any of the Assets or Assumed Liability, notwithstanding the UCC-1 Financing Statement (Filing Number 20244900575) filed by Seraph Consulting. Following the Closing, upon a written request from Buyer, Parent and Seller shall, at their sole cost, deliver evidence reasonably satisfactory to Buyer that any Lien or purported Lien on the Assets and/or the Assumed Liabilities held by Seraph Consulting has been released (including any UCC-3 termination or amendment).
Article 6
INDEMNIFICATION
6.1Indemnification by Seller. Subject to the other terms and conditions of this Article 6, Seller and Parent shall, jointly and severally, indemnify and defend Buyer and its Affiliates and their respective Representatives, successors and assigns (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of (each such Loss hereinafter referred to as a “Buyer Loss”):
(a)any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or the Transaction Documents;
(b)any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Seller or Parent pursuant to this Agreement or the Transaction Documents;
(c)any Excluded Asset;
(d)any Retained Liabilities;

(e)any Third Party Claim based upon, resulting from or arising out of the Business, properties, assets or obligation of Seller or any of its Affiliates conducted, existing or arising on or prior to the Closing Date; or
(f)any Lien or other claim by Seraph Consulting or any of its assignees, successors or representatives on any of the Assets or Assumed Liabilities, regardless of whether such Lien or claim is valid.
6.2Indemnification by Buyer. Subject to the other terms of this Article 6, Buyer shall indemnify and defend Seller, Parent and its respective Affiliates and their respective Representatives, successors and assigns (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of (each such Loss hereinafter referred to as a “Seller Loss”):
(a)any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or the Transaction Documents;
(b)any breach or non-fulfillment of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement or the other Transaction Documents;
(c)any Assumed Liabilities; or
(d)any Third Party Claim based upon, resulting from or arising out of Buyer or its Affiliate’s operation of the Business or the Assets after the Closing Date, solely to the extent such Seller Losses relate exclusively to periods after the Closing Date and are not otherwise subject to indemnification pursuant to Section 6.1.
6.3Indemnification Procedures.
(a)All claims for indemnification pursuant to this Article 6 shall be made in accordance with the procedures set forth in this Section 6.3. An Indemnified Party shall give the Indemnifying Party written notice of any such claim (a “Claim Notice”). The Claim Notice shall set forth in reasonable detail and, in each case, only to the extent then known or reasonably determinable (provided that for the avoidance of doubt, the failure to include any of the following items shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent that the Indemnifying Party is actually materially and adversely prejudiced thereby): (i) the material facts and circumstances giving rise to such claim for indemnification, including relevant supporting documentation, (ii) the nature of the Losses incurred or expected to be incurred, (iii) a reference to the provision(s) of this Agreement in respect of which such claim is being made (subject to reservation of rights), and (iv) the amount of Losses actually incurred and, to the extent the Losses have not yet been incurred, a good faith estimate of the amount of Losses that could be expected to be incurred. Any Claim Notice shall be given by the Indemnified Party to the Indemnifying Party, (A) in the case of a claim in connection with any Action made or brought by any person (other than a Buyer Indemnitee or a Seller Indemnitee in connection with this Agreement) against such Indemnified Party (a “Third-Party Claim”), reasonably promptly (an in any event within thirty (30) days) after the Indemnified Party receives written notice or otherwise becomes aware of the assertion or commencement of such Action, and (B) in the case of a claim other than a Third-Party Claim (a “Direct Claim”), reasonably promptly after the Indemnified Party determines that it intends to seek indemnification for such Direct Claim; provided, however, that no failure to give such prompt written notice shall relieve the Indemnifying Party of any of its obligations hereunder except to the extent that the Indemnifying Party is materially and adversely prejudiced by such failure. The Indemnifying Party and Indemnified Party will cooperate in good faith to resolve any Direct Claim for a period of fifteen (15) Business Days before commencing any Action in connection with such Direct Claim.
(b)With respect to any Third-Party Claim, the Indemnifying Party shall have the right, by giving written notice to the Indemnified Party within thirty (30) days after delivery of the Claim Notice with respect to such Third-Party Claim, to assume control of the defense of such Third-Party Claim at the Indemnifying Party’s expense with counsel reasonably acceptable to the Indemnified Party (it being acknowledged that each party’s current counsel is deemed acceptable) and the Indemnified Party shall cooperate in good faith in such defense; provided, however, that such Indemnifying Party shall not have the right to control the defense of any Third-Party Claim (i) that seeks injunctive or other equitable or non-monetary relief against the Indemnified Party, (ii) that relates to or arises in connection with any criminal or quasi-criminal Action, (iii) if the Indemnified Party has been advised in writing by legal counsel that a conflict of interest exists which, under applicable principles of legal ethics, would prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Third-Party Claim or there may be legal defenses to the Indemnifying Party which are different from or additional to those available to the Indemnified Party (iv) the Third-Party Claim involves any dispute with any top five (5) customer of the Indemnified Party with respect to the Assets or the Assumed Liabilities, (v) the Third-Party Claim involves with any dispute with or claims by a governmental authority (other than Tax proceedings), or (vi) the maximum likely Losses under such Third-Party Claim are greater than two hundred percent (200%) of the then-remaining indemnification available under this Agreement after taking into account the amount of all other claims for which the Indemnifying Party may be or may be claimed to be liable and any limitations contained in Section 6.4 hereof. The assumption and control of the settlement or defense of a Third-Party Claim shall be deemed to be an acceptance and assumption of the liability of such Third-Party Claim by the Indemnifying Party for which the Indemnifying Party is liable hereunder, and the assumption and control of any Third-Party Claim shall be contingent upon the Indemnifying Party conducting such defense in an active and diligent manner and in good faith. The Indemnified Party or Indemnifying Party, as the case may be, that is not controlling such defense shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it. If the Indemnifying Party elects not to control the defense of such Third-Party Claim (including by failing to promptly notify the Indemnified Party in writing of its election to control such defense in accordance with this Section 6.3(b)), or fails to conduct such defense in an active and diligent manner and in good faith, the Indemnified Party may control the defense of such Third-Party Claim with counsel reasonably acceptable to the Indemnifying Party (it being acknowledged that each party’s current counsel is deemed acceptable), and the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel. Each of Buyer and Seller shall reasonably cooperate with each other in connection with the defense of any Third-Party Claim, including by retaining and providing to the party controlling such defense records and information that are reasonably relevant to such Third-Party Claim and making available employees on a mutually convenient basis for providing additional information and explanation of any material provided hereunder. The Indemnified Party or Indemnifying Party, as the case may be, that is controlling such defense shall keep the other party reasonably advised of the status of such Action and the defense thereof and shall consider in good faith any recommendations made by the other party with respect thereto.
(c)Notwithstanding anything in this Agreement to the contrary, (i) an Indemnifying Party shall not agree to any settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (such consent not to be unreasonably withheld, conditioned or delayed), provided, however, that no such consent shall be required if such settlement (A) includes a complete and unconditional release of each Indemnified Party from all liabilities with respect thereto, (B) involves solely the payment of monetary damages for which the Indemnifying Party agrees in writing is the sole and exclusive liability of the Indemnifying Party, and does not otherwise impose any liability (including any equitable remedies) on the Indemnified Party and (C) does not involve a finding or admission of any guilt or wrongdoing on the part of the Indemnified Party, and (ii) an Indemnified Party shall not agree to any settlement of a Third-Party Claim without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.
6.4Indemnification Limitations.
(a)Seller and Parent shall not be responsible for Buyer Losses with respect to Section 6.1(a) unless the aggregate amount of the Buyer Losses exceeds $15,000 (and then only in excess of such aggregate amount); provided, that the foregoing limitation shall not apply with respect to the Fundamental Representations or Fraud.
(b)Seller and Parent shall not be responsible for Buyer Losses with respect to Section 6.1(a) in excess of fifteen percent (15%) of the sum of (i) the Base Purchase Price and (ii) the aggregate amount of Earnout Payments made (or deemed to be made, e.g., by set-off) as of the date the Buyer Losses have been finally determined by mutual agreement or a binding order of a court or arbitrator (for the avoidance of doubt, the foregoing cap determination shall be calculated on a claim by claim basis); provided, that the foregoing limitation shall not apply with respect to the Fundamental Representations or Fraud.
(c)Seller and Parent shall not be responsible for Buyer Losses pursuant to Section 6.1 in excess of the sum of (i) the Base Purchase Price and (ii) the aggregate amount of Earnout Payments made (or deemed to be made, e.g., by set-off) as of the date the related Buyer Losses have been finally determined by mutual agreement or a binding order of a court or arbitrator (for the avoidance of doubt, the foregoing cap determination shall be calculated on a claim by claim basis); provided, that the foregoing limitation shall not apply with respect to Fraud.
(d)Buyer shall not be responsible for Seller Losses with respect to Section 6.2(a) unless the aggregate amount of the Seller Losses exceeds $15,000 (and then only in excess of such aggregate amount); provided, that the foregoing limitation shall not apply with respect to the Fundamental Representations or Fraud.
(e)Buyer shall not be responsible for Seller Losses with respect to Section 6.2(a) in excess of fifteen percent (15%) of the sum of (i) the Base Purchase Price and (ii) the aggregate amount of Earnout Payments made (or deemed to be made, e.g., by set-off) as of the date the Seller Losses have been finally determined by mutual agreement or a binding order of a court or arbitrator (for the avoidance of doubt, the foregoing cap determination shall be calculated on a claim by claim basis); provided, that the foregoing limitation shall not apply with respect to the Fundamental Representations or Fraud.
(f)Buyer shall not be responsible for Seller Losses pursuant to Section 6.2 in excess of the sum of (i) the Base Purchase Price and (ii) the aggregate amount of Earnout Payments made (or deemed to be made, e.g., by set-off) as of the date the Seller Losses have been finally determined by mutual agreement or a binding order of a court or arbitrator (for the avoidance of doubt, the foregoing cap determination shall be calculated on a claim by claim basis); provided, that the foregoing limitation shall not apply with respect to Fraud.
6.5Mitigation. In the event of any Losses that may give rise to an indemnification obligation of the Seller or Parent under this Agreement, the Buyer Indemnitees shall take commercially reasonable measures to mitigate the consequences of such Losses, including by using such efforts to seek recovery under all insurance policies, indemnity contracts, contribution contracts, reimbursement contracts or other similar contracts covering any Losses to the same extent the Buyer Indemnitee would if such Losses were not subject to indemnification hereunder; provided that in no event shall the Indemnified Party be required to initiate any Action in making such efforts. The amount of any Losses subject to indemnification by an Indemnifying Party hereunder shall be net of any amounts actually recovered by the Indemnified Party under insurance policies, other sources of indemnification, or otherwise, with respect to such Losses (net of any costs or expenses incurred in connection with such collection or recovery, any deductibles, retentions or coinsurance paid, borne or incurred under any insurance policies, and any increase in insurance premiums as a result thereof (collectively, “Recovery Costs”)). Notwithstanding the foregoing, Seller and Parent hereby acknowledge and agree that the Buyer Indemnitees shall be entitled to pursue any indemnification claim pursuant to this Article 6 directly against Seller and Parent without first pursuing or exhausting any remedies that are available to them under any insurance policies, indemnity contracts, contribution contracts, reimbursement contracts or any other source of recovery. In the event an Indemnified Party receives any recovery from insurers or otherwise with respect to such Losses after an Indemnifying Party has made a payment in respect of such Losses, the Indemnified Party shall refund to the Indemnifying Party the amount actually received by it from insurers or otherwise (net of any Recovery Costs).

6.6No Duplication. No Indemnified Party will be entitled to be indemnified under this Article 6 for any Losses to the extent that the amount pertaining to such Losses was actually included in the calculation of Finally Determined Adjustment Amount. The amount of any Losses that an Indemnified Party will be entitled to recover hereunder will be determined without duplication of recovery by reason of the state of facts giving rise to such Losses constituting a breach of more than one representation, warranty, covenant or agreement (as applicable); provided that, for the avoidance of doubt, if an indemnification claim can be made pursuant to multiple subclauses of Section 6.1, Buyer Indemnitees shall have the right, in its sole discretion, to bring such indemnification claim hereunder pursuant to any and all such subclauses.
6.7Effect of Indemnity. Any indemnification payments made pursuant to this Article 6 shall be treated as an adjustment to the Purchase Price unless otherwise required by Applicable Law.
6.8Set-Off. Buyer shall have the right, in its sole discretion, to set off any amounts owed to Seller under the Seller Note or any Earnout Payments owed to Seller to satisfy any indemnification payments which have been finally determined (by mutual agreement or a binding order of a court or arbitrator) to be owed by Seller to Buyer Indemnitees.
6.9Exclusive Remedy. Subject to and except as provided in Section 5.5 (Non-Competition), Section 7.13 (Injunctive Relief), and except in the case of Fraud, from and after the Closing (a) the indemnification rights set forth in this Article 6 are and shall be the sole and exclusive remedies of the Purchaser Indemnified Parties, and the Seller Indemnitees with respect to, relating to or arising out of this Agreement (but not, for the avoidance of doubt, any other Transaction Document), and, (b) in furtherance of the foregoing, each Party hereby waives, to the fullest extent permitted under Applicable Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement (but not, for the avoidance of doubt, any other Transaction Document) it may have against the other Parties hereto and their Affiliates and each of their respective agents arising under or based upon any Applicable Law, except pursuant to the indemnification provisions set forth in this Article 6 and pursuant to Section 5.5 (Non-Competition) and Section 7.13 (Injunctive Relief). Notwithstanding anything in this Agreement to the contrary, nothing herein is intended to limit the liability of any Party to this Agreement for Fraud.
Article 7
GENERAL PROVISIONS
7.1Survival. The representations and warranties of Buyer and Seller contained in any Transaction Document shall survive the Closing Date for a period of eighteen (18) months; provided, that the representations and warranties set forth in Sections 3.1, 3.2(a), 3.3, 3.4(a), 3.11, 4.1, 4.2(a) and 4.4 shall survive the Closing Date for a period of five (5) years (such representations and warranties, the “Fundamental Representations”). The covenants and other agreements of the Parties contained in the Transaction Documents shall survive the Closing Date until they are otherwise terminated by their terms. No claim may be made pursuant to Section 6.2(e) after the date that is twelve (12) months after the date hereof.
7.2Entire Agreement. This Agreement (including all schedules and Exhibits hereto), and the Transaction Documents contain the entire agreement between the Parties with respect to the subject matter hereof and thereof, and supersede all prior agreements and understandings, oral or written, with respect to such matters.
7.3Notices. All notices, consents, waivers, agreements or other communications hereunder shall be deemed effective or to have been duly given and made (and shall be deemed to have been duly given or made upon receipt) only if in writing and if (a) served by personal delivery upon the Party for whom it is intended, (b) delivered by overnight air courier or (c) sent by email, with confirmation of transmission to such Party at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such Party:

If to Seller or Parent:	with a copy (not constituting notice) to:
Commercial Vehicle Group, Inc. 7800 Walton Parkway New Albany, Ohio 43054 Attention: Aneezal Mohamed, Chief Legal Officer and Secretary Email: aneezal.mohamed@cvgrp.com	Dykema Gossett PLLC 39577 Woodward Avenue - Suite 300 Bloomfield Hills, Michigan 48304 Attention: Joseph DeHondt Email : jdehondt@dykema.com
If to Buyer:	with a copy (not constituting notice) to:
FSE Diya, Inc. 935 W. Chestnut St., Suite 30 Chicago, IL 60642 Attention: Vijay Mony Email: vijay@woodsonequity.com	Sheppard, Mullin, Richter & Hampton LLP 333 S. Hope St., 43rd Floor Los Angeles, CA 90071 Attention: Zachary M. Turke, Esq. Email: zturke@sheppardmullin.com

7.4Amendment; Waiver. Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Buyer and Seller, or in the case of a waiver, by the party against whom such waiver is intended to be effective. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.
7.5Expenses. Except as otherwise expressly provided in this Agreement, whether or not the Contemplated Transactions are consummated, all costs and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be borne by the party incurring such costs and expenses.
7.6Public Announcements. Any public announcement, press release or other third party notification with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as the Parties may mutually agree; provided, however, that nothing herein shall prevent a Party or its Affiliates from making any disclosure required by Applicable Law or the rules or regulations of securities exchanges; and, provided, further, that each Party may, without the consent of any party, from and after the Closing place customary announcements of the acquisition of the Business on their corporate websites, in financial and other newspapers and periodicals (such as a customary “tombstones”) so long as such announcements do not identify the consideration paid hereunder or the material non-public terms of the Agreement, and such party gives the other party reasonable advance notice and opportunity to review such announcement and considers in good faith comments from the reviewing party.
7.7Assignments and No Third Party Rights. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, legal representatives and permitted assigns. Notwithstanding the foregoing, no party may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Parties and any purported assignment in violation of the foregoing shall be null and void ab initio. Except as expressly set forth herein, nothing in this Agreement, express or implied, is intended to confer upon any Person other than Buyer, Seller, and their respective successors, legal representatives and permitted assigns, any rights, benefits or remedies under or by reason of this Agreement.
7.8Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.
7.9Governing Law; Arbitration; Jurisdiction.
(a)This Agreement will be governed by and construed under the laws of the State of Delaware without regard to conflicts-of-laws principles that would require the application of any other law.
(b)Subject to the requirements of clause (c), each of the Parties (i) submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware or, if the Chancery Court is unavailable, then the United States District Court for the District of Delaware or, if the Chancery Court and such United States District Court is unavailable, any state court in the State of Delaware, in any Action arising out of or relating to this Agreement, (ii) agrees that all claims in respect of this Action shall be heard and determined in any such court, and (iii) agrees not to bring any Action arising out of or relating to this Agreement in any other court. Each of the Parties waives any defense of inconvenient forum to the maintenance of any Action so brought and waives any bond, surety or other security that might be required of any other party with respect thereto. Any party may make service on another party by sending or delivering a copy of the process to the party to be served at the address and in the manner provided for giving of notices in Section 7.3. Nothing in this Section 7.9, however, will affect the right of any party to serve legal process in any other manner permitted by law.

(c)Any Action arising out of or relating to this Agreement (but except for the right of any party to seek injunctive relief) shall be resolved by binding arbitration under the Comprehensive Arbitration Rules & Procedures of Judicial Arbitration & Mediation Services/EnDispute (or its successor) in the State of Delaware except to the extent that such rules are inconsistent with this Section 7.9(c), in which case this Section 7.9(c) will govern. Except as may be otherwise expressly provided herein, for any matter submitted to arbitration, the burden of proof will be as it would be if the claim were litigated in a judicial proceeding governed exclusively by the internal laws of the State of Delaware applicable to contracts executed, entered into and performed within the State of Delaware, without regard to the principles of choice of law or conflicts of law of any jurisdiction. Judgment upon any award rendered by the arbitrator may be entered in any court having jurisdiction.
(d)All arbitration proceedings will be closed to the public and confidential, and all records relating thereto will be permanently sealed, except as necessary to obtain court confirmation of the judgment of the arbitrator, and except as necessary to give effect to res judicata and collateral estoppel, in which case, all filings with any court shall be sealed to the extent permissible by the court. Nothing in this Section is intended to, or shall, preclude a party to the arbitration from communicating with, or making disclosures to its lawyers, tax advisors, auditors and insurers, as necessary and appropriate or from making such other disclosures as may be required by any Applicable Law.
(e)To the maximum extent permitted by Law, the decision of the arbitrator shall be final and binding and not be subject to appeal. If a party against whom the arbitrator renders an award fails to abide by such award, the other party may seek to enforce such award in any court of competent jurisdiction.
7.10Construction. This Agreement has been drafted with the joint participation of the Parties hereto and shall be construed to be neither against nor in favor of Seller or Buyer in accordance with the fair meaning thereof.
7.11Time of Essence. Time is of the essence for each and every provision of this Agreement.
7.12Counterparts. This Agreement may be executed in one or more counterparts, each of which, including those received via facsimile transmission or email (including in PDF format), shall be deemed an original, and all of which shall constitute one and the same Agreement.
7.13Injunctive Relief. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereunder will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by law on such party, and the exercise of any one remedy will not preclude the exercise of any other. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties will be entitled to an injunction or injunctions to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction (without the requirement of posting a bond).
7.14Schedules. The schedules are incorporated by reference herein and are deemed to constitute an integral part of this Agreement. The information and disclosures set forth on any particular schedule shall also be deemed to be disclosed and incorporated by reference with respect to all other schedules to the extent that the applicability of such information and disclosures to such other schedules is readily apparent on its face. The inclusion of any information or disclosure in the schedules shall not be deemed an admission that such information or disclosure is material for the purposes of this Agreement. The inclusion of any information or disclosure in the schedules relating to any possible breach or violation of any Contract or Law will not be construed as an admission or indication that any such breach or violation exists or has actually occurred.
Article 8
DEFINITIONS
8.1Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings specified or referred to in this Section 8.1:
“Actions” means civil, criminal or administrative actions, proceedings, suits, demands or claims filed by or pending before any governmental authority or arbitrator or mediator.
“Adjusted EBITDA” means the net income before interest, income taxes, depreciation and amortization, plus (a) the amount of any transaction expenses incurred by Buyer in connection with the Contemplated Transactions, (b) plus the amount of any expenses incurred by Buyer in connection with the integration of the Business, plus (c) the amount of any expenses incurred by Buyer in respect of or in connection with the design and development of the Buyer’s modular micro-fulfilment product generally known as STACC (“STACC”) (in each case of the foregoing clauses (a), (b) and (c), without duplication, and only if they would otherwise reduce the Adjusted EBITDA for the period in question), with each of the component parts of Adjusted EBITDA calculated in accordance with GAAP. For the avoidance of doubt, Adjusted EBITDA shall not include any earnings in respect of or in connection with STACC.
“Adjustment Amount,” shall mean an amount, whether positive or negative, equal to (a) the Net Working Capital Adjustment Amount, minus (b) the Closing Deferred Revenue, minus the D-Tech Liability Amount.
“Affiliate” means, with respect to any specified Person, a Person that, directly or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, such specified Person. For this definition, “control” (and its derivatives) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting interests, as trustee or executor, by Contract or otherwise.

“Applicable Law” means, with respect to any Person, each and any of the following that is applicable to such Person: federal, state, local, municipal, foreign, international, multinational or other constitution, law, ordinance, Order, judicial ruling, principle of common law, code, rule, regulation, statute or treaty, in each of the foregoing cases, as amended.
“Code” means the Internal Revenue Code of 1986, as amended.
“Confidentiality Agreement” means that certain Confidentiality and Non-Disclosure Agreement, dated as of June 13, 2024, by and between Parent and Woodson Equity.
“Contemplated Transactions” means all of the transactions contemplated by this Agreement.
“Contract” means any binding agreement, contract, lease, obligation, promise or undertaking (whether written or oral and whether express or implied).
“Deferred Revenue” shall mean any advance payments or other revenues that are comprised of payments made to Parent or its direct or indirect subsidiaries (including Seller) in respect of the Business on or prior to the Effective Time by any customer for goods or services to the extent such goods or services are to be delivered or provided after the Effective Time.
“D-Tech Liability Amount” means Two Hundred Twenty-One, Eight Hundred Thirty-Six dollars ($221,836).
“Environmental Laws” means any applicable federal, state, local or foreign Laws, statutes, rules, regulations, standards, requirements, rules and principles of common law, ordinances and codes, including any judicial and administrative interpretations thereof, relating to (a) the protection, preservation or restoration of the environment, natural resources, endangered or threatened species and human health or safety, (including, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource); (b) the presence of, exposure to, or the management, use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, discharge, release or disposal of, Hazardous Substances; or (c) safety issues (including occupational safety and health).
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means any Person, trade or business, whether or not incorporated, that together with the Seller is treated as under common control or as a single employer for purposes of Section 414(b), (c), (m) or (o) of the Code.
“Estimated Adjustment Amount” means an amount, which may be positive or negative, equal to (a) whether positive or negative, the Estimated Net Working Capital Adjustment Amount, minus (b) the Estimated Deferred Revenue, minus (c) the D-Tech Liability Amount.

“Estimated Net Working Capital Adjustment Amount” means an amount, which may be positive or negative, determined as follows:
(a)    if the Estimated Net Working Capital is less than the Working Capital Lower Target, then the Estimated Net Working Capital Adjustment Amount shall be equal to (i) the Estimated Net Working Capital, minus (ii) the Net Working Capital Target;
(b)    if the Estimated Net Working Capital exceeds the Working Capital Upper Target, then the Estimated Net Working Capital Adjustment Amount shall be equal to (i) the Estimated Net Working Capital, minus (ii) the Net Working Capital Target; and
(c)    if the Estimated Net Working Capital is within the Working Capital Collar Range, then the Estimated Net Working Capital Adjustment Amount shall be equal to Zero Dollars ($0).
“Fraud” means actual and intentional fraud (and not negligent or inadvertent fraud) in the making of representations and warranties contained in this Agreement, in each case, under the Law of the State of Delaware.
“Hazardous Substance” means all pollutants, contaminants, wastes, hazardous or toxic substances or materials, including any substance listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous, or a “pollutant” or “contaminant” or otherwise regulated, under any Environmental Law. Hazardous Substance includes any substance for which exposure is regulated by any governmental authority or any Environmental Law including, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, or asbestos containing material, urea formaldehyde foam insulation, per- and polyfluoroalkyl substances, chlorinated solvents, hexavalent chromium, lead, mold, mold spores and mycotoxins or polychlorinated biphenyls.
“GAAP” means United States generally accepted accounting principles.
“Government Bid” means any bid, outstanding quotation, proposal or grant application by Seller which, if accepted or awarded, would result in a Government Contract.
“Government Contract” means any Contract (including any prime contract, subcontract, cooperative research and development agreement, teaming agreement or arrangement, joint venture, basic ordering agreement, letter contract, purchase order, delivery order, change order or other arrangement of any kind in writing) entered into by Seller with any governmental authority or with any prime contractor or upper-tier subcontractor relating to a Contract where any governmental authority is a party thereto by which Seller has agreed to provide goods or services (including one or more licenses) to such governmental authority, prime contractor, or upper-tier subcontractor or to any third party (including the public) on behalf of such governmental authority, prime contractor or upper-tier subcontractor.

“Indemnified Party” means, with respect to a particular matter, a Party who is entitled to indemnification from another Party pursuant to Article 6.
“Indemnifying Party” means, with respect to a particular matter, a Party who is required to provide indemnification to another Party under Article 6.
“IRS” means the Internal Revenue Service.
“Knowledge of Seller,” “to Seller’s Knowledge” and similar phrases mean the actual knowledge of Minja Zahirovic, Donald Fishel and/or Silki Cho, after reasonable inquiry.

“Law” means any constitution, law, statute, ordinance, rule, regulation, regulatory requirement, code, order, judgment, injunction or decree enacted, issued, promulgated, enforced or entered by a governmental authority or securities exchange.

“Liability” means with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.
“Lien” means any charge, claim, community or other marital property interest, condition, equitable interest, lien, option, pledge, security interest, mortgage, right of way, easement, encroachment, servitude, right of first option, right of first refusal or similar restriction, including any restriction on use, voting (in the case of any security or equity interest), transfer, receipt of income or exercise of any other attribute of ownership, other than Permitted Liens.
“Loss” or “Losses” means losses, damages, liabilities, charges, deficiencies, claims, demands, actions, suits, judgments, interest, awards, penalties, fees, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and disbursements and the reasonable cost of pursuing any insurance providers, including, without limitation, (a) consequential, indirect, incidental damages (including diminution of value, loss of business reputation or opportunity) and (b) to the extent paid to a third party, special, exemplary or punitive damages.
“Net Working Capital” means the aggregate amount (which may be positive or negative) of (a) the current assets of the Seller of the types set forth on Schedule 8(a) minus (b) the current liabilities of the Seller or the types set forth on Schedule 8(b), calculated and valued in accordance with GAAP. Net Working Capital shall exclude any assets or liabilities with respect to or reflected in (i) Taxes, (ii) Deferred Revenue, (iii) the D-Tech Liability Amount, and (iv) any indebtedness for borrowed money and other indebtedness-like items, including, without limitation, obligations pay deferred purchase or acquisition price, lease obligations that are capitalized (or required to be capitalized) under GAAP, Liabilities secured by Liens (other than Liens imposed pursuant to leases properly classified as operating leases under GAAP), Liabilities under any interest rate protection or other hedging, swap or similar agreements, Liabilities under letters of credit, performance bonds or similar obligations, any guarantees thereof, and all interest, prepayment penalties, fees and other expenses owed with respect to indebtedness and indebtedness-like items.
“Net Working Capital Target” means 4,300,000.
“Net Working Capital Adjustment Amount” which may be positive or negative, shall mean an amount determined as follows:
(a)    if the Closing Net Working Capital is less than the Working Capital Lower Target, then the Net Working Capital Adjustment Amount shall be equal to (i) the Closing Net Working Capital, minus (ii) the Net Working Capital Target,
(b) if the Closing Net Working Capital exceeds the Working Capital Upper Target, then the Net Working Capital Adjustment Amount shall be equal to (i) the Closing Net Working Capital, minus (ii) the Net Working Capital Target, and
(c) if the Closing Net Working Capital is within the Working Capital Collar Range, then the Net Working Capital Adjustment Amount shall be equal to Zero Dollars ($0).
“Open Source Software” means any software (in source or object code form) that is subject to (a) license or other agreement commonly referred to as an open source, free software, copyleft or community source code license (including any code or library licensed under the GNU General Public License, GNU Lesser General Public License, BSD License, Apache Software License, or any other public source code license arrangement) or (b) any other license or other agreement that requires, as a condition of the use, modification or distribution of software subject to such license or agreement, that such software or other software linked with, called by, combined or distributed with such software be (i) disclosed, distributed, made available, offered, licensed or delivered in source code form, (ii) licensed for the purpose of making derivative works, (iii) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind, or (iv) redistributable at no charge, including any license defined as an open source license by the Open Source Initiative as set forth on www.opensource.org.
“Order” means any order, injunction, judgment, decree, ruling, assessment or arbitration award of any governmental authority.
“Permit” means any license, registration or permit issued, granted, given or otherwise made available by or under the authority of any governmental authority or pursuant to any Applicable Law.
“Permitted Liens” means: (a) landlords’, lessors’, mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s Liens or other similar Liens arising or incurred in the ordinary course of business; (b) Liens for Taxes, assessments and other governmental charges not yet due and payable or due but not delinquent or being contested in good faith by appropriate legal proceedings for which adequate reserves have been established; (c) Liens to lenders incurred in deposits made in the ordinary course in connection with maintaining bank accounts; (d) deposits or pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature; (e) Liens created by this Agreement or any of the Transaction Documents, or in connection with the transactions contemplated hereby by Buyer; and (f) liens arising under original purchase price conditional sales contracts and equipment leases with third parties; (g) generally applicable zoning, building, land use and other similar laws, rules or regulations regulating the use or occupancy of the property or the activities conducted thereon that do not prevent or impair the current use or occupancy of the property or the current operation of the business thereon or the value thereof, and (h) easements, covenants, rights-of-way and other similar restrictions or conditions of record, imperfections of title or encumbrances that are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such imperfection or encumbrance.
“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture or other entity or a governmental authority.
“Personal Data” means any information from or about an individual person, including, but not limited to (a) any information that can be used to distinguish or trace an individual’s identity, such as name, Social Security number, taxpayer ID number, insurance number, government-issued identifier, date and place of birth, mother’s maiden name, or biometric records; (b) any other information that is linked or linkable to an individual, such as address, telephone number, email address, financial account number, credit card numbers, health and medical information, and employment information; and (c) any other data used or intended to be used to identify, either alone or in combination with other information, contact or precisely locate a person, such as an Internet protocol address or other persistent identifier.
“Preferred Bidder Status” means a small business, small disadvantaged business, historically underutilized business zone small business, women-owned small business, veteran-owned small business or service-disabled veteran-owned small business status or other preferential status recognized under the Small Business Act, as amended, or any other similar federal, state, or local Law.
“Seller IT Systems” means all information technology and computer systems (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information whether or not in electronic format, used in or necessary to the conduct of the Business of Seller as conducted immediately prior to the Closing, including any information technology and computer systems used by Seller to make its e-commerce platform available to customers.
“Seller Software” means software (including source code, object code, application programming interfaces, data files, databases and other software-related specifications and documentation) owned or purported to be owned by Seller that is used in or necessary to operate the Business.
“Tax” and “Taxes” means for purposes of this Agreement (a) all taxes, charges, levies, penalties or other assessments imposed by any federal, state, local or foreign taxing authority, including but not limited to, income, gross receipts, excise, property, escheat, abandoned or unclaimed property, sales, use, transfer, net worth, franchise, environmental, goods and services, harmonized sales, payroll, withholding, employment, real property, value added, alternative or add-on minimum, estimated, social security or other taxes including any interest, penalties or additions attributable thereto and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of the application of Treasury Regulation Section 1.1502-6 or any comparable provision of state, local, or foreign Law, as a transferee or successor, by contract (other than commercial Contracts entered into in the Seller’s ordinary course of business consistent with past practices that do not primarily relate to Taxes), or otherwise.
“Tax Return” means any report, return, computation, declaration, claim, claim for refund, or information return or statement with respect to Taxes and including any schedule thereto or amendment thereof.
“Transaction Document” means this Agreement and the documents to be executed and delivered by any Party in connection herewith.
“Woodson Entities” means, collectively, Woodson Equity, LLC, and any other Person controlled and/or managed by Woodson Equity, LLC (or any manager, officer or employee of Woodson Equity, LLC).
“Working Capital Collar Range” means any amount that is both (a) greater than or equal to the Working Capital Lower Target and (b) less than or equal to the Working Capital Upper Target.
“Working Capital Lower Target” means $4,200,000.
“Working Capital Upper Target” means $4,400,000.
8.2Index of Defined Terms. Solely for convenience purposes, the following is a list of certain terms that are defined in this Agreement and the section numbers where such definitions are contained:

TERM:	SECTION:
Accounting Firm	Section 1.6(c)
Active Government Bids	Section 3.24(a)
Agreement	Preamble
Allocation Methodology	Section 1.7
Apportioned Obligations	Section 5.1
Assets	Section 1.1

Assigned Contracts	Section 1.1(d)
Assignment and Assumption Agreement	Section 2.2(a)(ii)
Assumed Liabilities	Section 1.3
Base Purchase Price	Section 1.5(a)
Bill of Sale	Section 2.2(a)(i)
Business	Recitals
Buyer	Preamble
Buyer Benefit Plans	Section 5.8(b)
Buyer Excess Amount	Section 1.6(e)(ii)
Buyer Indemnitees	Section 6.1
Buyer Loss	Section 6.1
Cash Consideration	Section 1.5(b)
Claim Notice	Section 6.3(a)
Closing	Section 2.1
Closing Consideration	Section 1.5(b)
Closing Date	Preamble
Closing Deferred Revenue	Section 1.6(b)
Closing Net Working Capital	Section 1.6(b)
Closing Statement	Section 1.6(b)
Competing Business	Section 5.5(a)
Current Government Contracts	Section 3.24(a)
Direct Claim	Section 6.3(a)
Dispute Notice	Section 1.6(c)
EAR	Section 3.23
Earnout Period and Earnout Periods	Section 1.9(c)
Earnout Payment and Earnout Payments	Section 1.9(a)
Effective Time	Section 2.1
Employee Leasing Arrangement	Section 5.8
Estimated Deferred Revenue	Section 1.6(a)
Estimated Net Working Capital	Section 1.6(a)
Estimated Closing Statement	Section 1.6(a)
Excluded Assets	Section 1.2
Facility	Section 3.8
Facility Lease	Section 3.8
FAR	Section 3.24(c)(i)
Finally Determined Adjustment Amount	Section 1.6(c)
First Earnout Period	Section 1.9(b)
Fundamental Representations	Section 7.1
Intellectual Property Assets	Section 1.1(b)
IP Assignment	Section 2.2(a)(ix)

ITAR	Section 3.23
Most Recent Balance Sheet Date	Section 3.13
Non-Competition Period	Section 5.5(a)
Open Government Contracts	Section 3.24(a)
Parent	Preamble
Party and Parties	Preamble
Post-Closing Apportioned Period	Section 5.1
Pre-Closing Apportioned Period	Section 5.1
Purchase Price	Section 1.5(a)
Purchase Price Allocation	Section 1.7
Restricted Parties	Section 5.3
Restricted Territory	Section 5.5(a)
Retained Liabilities	Section 1.4
Second Earnout Period	Section 1.9(c)
Seller	Preamble
Seller Indemnitees	Section 6.2
Seller Loss	Section 6.2
Seller Note	Section 1.5(b)
Severance Costs	Section 5.8
Sublease	Section 2.2(a)(xi)
Terminated Employees	Section 5.8
Third Party Claim	Section 6.3(a)
Transfer Date	Section 5.8
Transferred Employee	Section 5.8
Transition Services Agreement	Section 2.2(a)(viii)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed and delivered this Asset Purchase Agreement on the date first written above.

“BUYER” FSE DIYA, INC. By: /s/ Vijay Mony Name: Vijay Mony Title: Chief Executive Officer
“SELLER” CVG FSE, LLC By: /s/ James Ray Name: James Ray Title: President
“PARENT” COMMERCIAL VEHICLE GROUP, INC. By: /s/ James Ray Name: James Ray Title: President and Chief Executive Officer

[Signature Page to Asset Purchase Agreement]